

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2011

Via E-mail
Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022

Re: Jefferies Group, Inc.
Form 10-Q for Fiscal Quarter Ended August 31, 2011
Filed October 7, 2011
File No. 001-14947

Dear Mr. Handler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended August 31, 2011

Interim Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 13

Securities Purchased Under Agreements to Resell and Securities Sold Under…, page 17

1.   We note your disclosure on page 17 that you offset repurchase transactions with the same counterparty when appropriate. Please respond to the following.

- Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements, and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted to overnight or date-certain agreements and then netted at or near August 31, 2011, and November 30, 2010, and tell us whether the conversions were done at the request of the counterparty.

- To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

Note 5 - Financial Instruments, page 23

2. We note your disclosure on page 26 that you have elected the fair value option on certain loans and loan commitments. Please revise to more clearly disclose how you determined which loans and loan commitments on which to elect fair value option treatment versus those reported at amortized cost. Please also provide all required disclosures on the fair value option election as required in ASC 825.

3. We note your disclosure on page 31 that the majority of your valuation conclusions come from data providers/pricing services and broker quotes (approximately 68 percent for financial instruments owned at August 31, 2011). In this regard, please tell us and revise future filings to disclose the following.

- Explain whether you adjust prices obtained from independent pricing services or broker quotes, and if so, discuss how you determine when such adjustments are necessary. Tell us the extent to which you discuss your pricing changes with the broker or the pricing service.

- Discuss the extent to which the pricing services and broker quotes are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

- Tell us whether you obtain an independent auditor's report or other documentation from your pricing service provider regarding its controls over valuation of securities you classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.

- Describe to us any controls deficiencies you have identified related to the service provider's valuation of Level 2 securities and how you considered the deficiencies in concluding you have complied with GAAP relating to valuation and have effective internal control over financial reporting (ICFR).

- Explain to us whether any documentation from the pricing servicer or broker contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.

- Tell us the frequency with which you challenge the pricing of any particular Level 2 security received from the service provider, the results of such challenges, and the impact the challenges had on your assessment of the service provider's internal controls.

4. You have disclosed on page 36 that you frequently hedge Level 3 instruments with instruments classified as Level 1 and Level 2. Please revise your future filings to further describe how you economically hedge these transactions, including which Level 3 assets are hedged and the type of instruments (i.e., derivatives) used. Please clarify what led to the classification of the original instrument as level 3 and how the instruments used as hedges are classified as Level 1 or Level 2. Discuss the extent of hedge effectiveness from an economic exposure standpoint, as well as any inherent limitations of hedge effectiveness resulting from the disparity in the pricing information available.

5. We note your disclosure on page 32, where you indicate that you had transfers of $152.4 million from Level 3 to Level 2, which were primarily attributed to loans and residential mortgage-backed securities for which additional market pricing data was obtained during the quarter. With respect to these transfers, please address the following.

- For loans transferred from Level 3 to Level 2, you indicate that such transfers occurred due to greater number of contributors comprising vendor quotes supporting classification into Level 2. We note that you also transferred other loans from Level 2 to Level 3 during the same period due to a lower number of contributors comprising vendor quotes to support classification in Level 2. Please tell us the difference in the types of loans transferred to Level 2 compared to the types of loans transferred to Level 3 during the same period due to a lower number of contributors comprising vendor quotes to support classification in Level 2.

- Please provide us with examples of the changes in number of contributors that led you to change the level of classification for these loans.

- Tell us why you believe more contributors became available for the loans totaling $32 million transferred out of Level 3, while fewer contributors became available for the

$27 million transferred into Level 3.   Consider providing such additional information in your future filings regarding these transfers.

Note 6 - Derivative Financial Instruments, page 36

6.   We note your disclosure on page 40, which indicates that if credit-risk-related contingent features of derivative agreements were triggered on August 31, 2011, you would have been required to post an additional $17.5 million of collateral to your counterparties. Please expand your disclosure in the Risk Factor and/or Management's Discussion and Analysis sections to quantify the effect that a one- and two-notch downgrade of your ratings would have on additional collateral calls from your counterparties.

Note 8 - Securitization Activities and Variable Interest Entities, page 40

Collateralized Loan Obligations, page 45

7.   You disclose on page 45 that you had consolidated certain collateralized loan obligations (CLOs) that were managed by you on January 1, 2010. You also disclose that you subsequently sold and assigned your management agreements to third parties and as a result you deconsolidated these CLOs. Please tell us if you recognized any gain or loss upon deconsolidation of these entities.

Note 19 - Commitments, Contingencies and Guarantees, page 61

8.   You disclose on page 63 that you have entered into forward starting repurchase transactions. Please tell us how you account for these transactions.

Note 22 - Related Party Transactions, page 65

9.   In future filings, please revise your interim footnotes to provide updated information on your related party transactions. Further, please revise to separately breakout the amounts of related party transactions on the face of Statements of Financial Condition and Earnings pursuant to ASC 850-10-50-2, which indicates that notes or accounts receivable due from officers, employees, or affiliated companies must be shown separately and not included under a general heading such as notes receivable or accounts receivable. Confirm that all transactions with your significant shareholder are transparently disclosed pursuant to ASC 850 in your interim as well as annual filings.

Management's Discussion and Analysis, page 67

Critical Accounting Policies, page 79

Valuation of Financial Instruments

10.   Your tabular presentation on page 80 includes certain derivative liabilities under the caption "Financial Instruments Sold, Not Yet Purchased." Please tell us and revise your future filings to more clearly explain the nature and type of derivatives that are presented in this column.

Liquidity, Financial Condition and Capital Resources, page 82

11.   We note your tabular presentations of cash and cash equivalents as well as liquid financial instruments on page 83. Please provide both these tabular presentations on an average balance basis for the respective periods to provide additional insight into the variations in the balances throughout the period. To the extent there is a material difference between the period end and average balance, please describe the factors driving the variance.

12.   For your table of liquid financial instruments on page 83, you have presented two columns: "Liquid Financial Instruments" and "Unencumbered Liquid Financial Instruments." In future filings, please provide a discussion about restrictions that you may have on securities included in this table that have been pledged as collateral and how these restrictions impact your ability to immediately use these securities for liquidity. You have also noted that the assets are considered liquid if financing can be obtained in the securities lending markets. Please tell us if you engage in securities for securities transactions whereby swapping less liquid securities (securities that you may not be able to use for funding) for more liquid securities and whether these securities are included in your table of liquid financial instruments.

13.   Please revise your future filings to segregate the amounts included within the "Government, federal agency, and sovereign obligations" line item in your table of Liquid Financial Instruments on page 83, between U.S. obligations and foreign obligations. Additionally, please tell us the countries and accompanying amounts that make up any of the foreign obligations.

14.   Please provide further description of the types of mortgage and asset backed securities included within Liquid Financial Instruments.

Liquidity Management Policies, page 83

15.   We note your disclosures about your Contingency Funding Plan on page 83 and your Cash Capital Policy on page 84. In future filings, please consider expanding this section

to more clearly discuss how your Contingency Funding Plan and your Cash Capital Policy relate to and provide for your working capital needs. Discuss how your reliance on short-term borrowings, including repurchase agreements, to fund your working capital needs is impacted by the Contingency Funding Plan and your Cash Capital Policy.

Analysis of Financial Condition and Capital Resources, page 84

16.   We note your disclosures on page 85 that your market risk exposure to Portugal, Italy, Ireland, Greece, and Spain was modest at August 31, 2011. We also note your expanded and updated information on Form 8-K filed on November 21, 2011. Please revise your future filings beginning in your next Form 10-K to provide updated comprehensive disclosures about your exposures to these European countries, and any others where you may deem your risk to be higher due to significant economic, fiscal, and/or political strain such that the likelihood of default would be higher. As such, please address the following in such disclosure and provide us with your proposed disclosures in your response.

- Provide tabular disclosure of your gross exposures by classification (AFS security, loan, repurchase contract collateral, credit default swaps, etc.) and by nature (sovereign, financial institution, corporate, etc.).

- To the extent you continue to believe it is appropriate to offset certain exposures, please disclose them first gross and then separately show the amounts by which they are reduced in a separate column or row. Clearly identify the nature of the items which are netted against your gross exposure, and discuss your basis for netting those amounts. Please also clearly identify the extent to which the amounts being netted are on the identical exposure and the extent to which they are collateralized or are exposed to counterparty risk.

- Clearly disclose the basis of the amounts presented throughout the table and highlight any differences. For example, clearly label the extent to which amounts are at fair value, carrying value, amortized cost, or notional value, and discuss why you believe that respective presentation is the most meaningful to readers. Discuss the extent to which the presentation disclosed is on the same basis that management uses to evaluate and monitor their risk exposures in this area.

- In light of your disclosures regarding the highly liquid nature and high turnover of your exposures to these countries, consider whether supplementing your balance sheet date presentation with an average balance presentation would be meaningful to give readers an understanding of your exposures over the course of the periods presented.

- Clearly disclose the basis on which you determined the domicile of the exposure for inclusion in your presentation. For example, discuss whether you considered only the country in which the parent was domiciled versus the location of branch/office of the entity. Disclose how you selected your methodology for determining domicile for your presentation.

- Provide an expanded discussion in your MD&A and/or in your Business section of the impact of the expansion of your government and agencies platform in Europe on your exposure to these countries. Discuss in detail how your recent actions to decrease your exposures to certain European countries have and are expected to impact your successful expansion of this platform.

- Please provide further discussion of how often foreign sovereign holdings are used as underlying collateral for your repos and how your risk management procedures capture the effect and risk of a sudden drop in value of the underlying collateral.

Value at Risk, page 94

17.   We note your disclosure that you estimate value at risk by applying historical market changes to your current portfolio. Please revise your future filings to disclose the historical data period your VaR model utilizes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director